UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

            Adastra Awards Definitive Feasibility Study Contract for
                                     Kolwezi


Trading: TSX:AMZ and AIM:AAA


LONDON, U.K. (August 18, 2004) - Adastra Minerals Inc. ("Adastra" or "the Company") announced today that it has awarded the contract for the Definitive Feasibility Study ("DFS") on the Kolwezi cobalt/copper tailings project in the Democratic Republic of Congo ("DRC") to a joint venture of Murray & Roberts and GRD Minproc ("the Joint Venture").

"We have chosen to work with Murray & Roberts and GRD Minproc because of their engineering and construction expertise and their extensive experience working on major mining projects in Southern and Central Africa," said Tim Read, President & CEO, Adastra Minerals Inc. "This mandate is of fundamental importance to Adastra because the DFS will be a key component of the successful development of the Kolwezi Project. We are confident that the Joint Venture will demonstrate the project's technical and economic viability. In the first stage, we have requested that the Joint Venture examine several different production profiles for cobalt to address alternative financial and marketing conditions."

The DFS will pull together all the technical aspects of the project, incorporating the extensive work that has already been completed, which included detailed drilling of the resource, metallurgical testwork (including a twelve month pilot plant programme), and scoping estimates for capital and operating costs. In particular, the DFS will focus on the optimisation of the selected metallurgical flowsheet and investigating the best logistical approach for construction. In this context, further testwork will be conducted to scale-up the selected impurity removal steps and examine abrasion rates. Once the flowsheet is frozen and the throughput selected, the DFS will be completed, with construction and operating costs estimated to within +15% and -5%.

Other aspects of the project to be investigated during the course of the DFS include tailings reclamation optimisation, transport studies, risk assessment and security strategies. Throughout the study, the DFS team will liaise closely with the Environmental and Social Impact Assessment team to ensure technical and environmental issues are fully integrated into the project layout and design.

In parallel with this extensive work on the technical aspects of the project, Adastra will continue to progress marketing the project's metal output and, with financial advisors, Rothschilds, to work towards raising the necessary project finance.

                                                       Adastra Minerals Inc.
                                                       St. George's House
                                                       15 Hanover Square
                                                       London W1S 1HS
                                                       United Kingdom
                                                       Tel: + 44 (0)20 7355 3552
                                                       Fax: + 44 (0)20 7355 3554
                                                       E: london@adastramin.com
                                                       www.adastramin.com

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                                                          [COMPANY LOGO OMITTED]

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastrucure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The company is currently developing several mineral assets in Central Africa, incuding the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About GRD Minproc

GRD Minproc is a leading international engineering contracting company, specialising in the provision of advanced technical and development solutions, project delivery and asset management services to the resource sector. GRD Minproc is one of the few companies within the industry that services the entire resources product development cycle.

In recognition of a growing African market, the company opened a regional office in Johannesburg in early 2003. Since opening, the Johannesburg office has received strong client endorsement and achieved healthy growth. GRD Minproc enjoys a successful record in copper/cobalt projects, highlighted by one of the its current projects: the construction of the major Kansanshi copper project in northern Zambia.

About Murray & Roberts

Murray & Roberts is a major group of world class companies with a history spanning more than 100 years. The Group serves the construction economies of the less developed world but also leverages the manufacturing competitiveness of South African industry into global markets. It has been responsible for constructing much of the built environment and industrial capacity in southern Africa, and has participated in some of the world's great engineering challenges. Murray & Roberts is listed on the Johannesburg Securities Exchange with operations throughout South Africa and the rest of Africa, the Middle East and South East Asia. With a representative office in the United Kingdom, it serves more than 50 countries around the world.

Contact us:

London

Tim Read                            Justine Howarth / Cathy Malins
Chief Executive Officer             Parkgreen Communications

                                                          [COMPANY LOGO OMITTED]

T: +44 (0)20 7355 3552              T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554              F: +44 (0)20 7491 3936
E: london@adastramin.com            E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
    +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC") and the resource size and economic potential of that project.. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ADASTRA MINERALS INC.
                                            --------------------------------
                                            (Registrant)


Date   August 18, 2004

                                        By: /s/  Paul C. MacNeill
                                            ------------------------------------
                                            Paul C. MacNeill
                                            Director